SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents of Report

This report contains (check all applicable boxes)

X   (a)   Facing page

X   (b)   Statement of Financial Condition

     (c)   Statement of Operations

     (d)   Statement of Cash Flows

     (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

     (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors

     (g)   Computation of Net Capital

     (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

     (i)   Information for Possession or Control Requirements under Rule 15c3-3

     (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

     (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X   (l)   An Oath or Affirmation

     (m) A copy of the SIPC Supplemental Report (not required)

     (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1137 First Avenue
(No. and Street)

Columbus	Georgia	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Wills (706)649-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2019

Table of Contents



Synovus Securities, Inc.
1137 1st Avenue, 2nd Floor
Columbus, GA 31901

Oath or Affirmation

February 28, 2020

I, L. Angela Wills, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Synovus Securities, Inc., as of December 31, 2019 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature

L. Angela Wills

Vice President, Financial Principal

Mary L. Bass

Notary Public



MARY L BASS
Notary Public - State of Georgia
Muscogee County
My Commission Expires Aug 15, 2023

Investment products and services provided by Synovus are offered through Synovus Securities, Inc, Synovus Trust Company, N.A ("STC")., GLOBALT, a separately identifiable division of STC, and Creative Financial Group, a division of SSI. The registered broker-dealer offering brokerage products for Synovus is Synovus Securities, Inc., member FINRA/SIPC. Investment products and services **are not FDIC insured, are not deposits of or other obligations of Synovus Bank, are not guaranteed by Synovus Bank and involve investment risk, including possible loss of principal amount invested.**

Synovus Securities, Inc. is a subsidiary of Synovus Financial Corp and an affiliate of Synovus Bank.



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Synovus Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1985

Atlanta, Georgia
February 28, 2020

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	11,513,238
Receivables from clearing organization		2,783,096
Trading securities, at fair value		7,211,950
Securities purchased under resale agreements, at fair value		1,561,875
Receivables from affiliates		65,618
Premises and equipment, net		122,954
Goodwill		39,359
Deferred income taxes, net		1,338,146
Notes receivable from employees		10,035,829
Income tax receivable from Parent		202,222
Other receivables		1,587,573
Other assets		684,867
Total assets	$	37,146,727

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,827,731
Accrued expenses payable to affiliates		346,966
Payables to clearing organization		4,750
Securities sold, not yet purchased, at fair value		1,560,180
Total liabilities		7,739,627

Commitments and contingencies (see notes 13 and 14)

Stockholder's equity:		
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500
Additional paid-in capital		19,394,089
Retained earnings		10,012,511
Total stockholder's equity		29,407,100
Total liabilities and stockholder's equity	$	37,146,727

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition.

(c) Cash and Cash Equivalents

Cash and cash equivalents consists of deposits with banks and all highly liquid investments with maturities of three months or less.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair value. The fair values of trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(e) Receivables from and Payables to Clearing Organization

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization represent amounts receivable from securities transactions that have not reached their contractual settlement date. Payables to clearing organization include amounts payable from securities transactions that have not reached their contractual settlement date.

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(f) Securities Purchased under Resale Agreements

Transactions involving purchases of securities under agreements to resell (reverse purchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale amounts. The carrying value of reverse repurchase agreements approximates their fair value due to their short term nature. These transactions are primarily repurchase agreements of United States Government securities. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(g) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Useful life ranges from 3-10 years depending on asset type. Leasehold improvements are amortized over the shorter of the estimated useful life or remainder of the lease term.

The Company reviews long-lived assets, such as furniture, fixtures, equipment and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax basis, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Significant estimates used in accounting for income taxes relate to the valuation allowance for deferred tax assets, utilization of net operating losses, the determination of taxable income, and the determination of temporary differences between book and tax basis.

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Synovus accrues tax liabilities for uncertain income tax positions based on current assumptions regarding the expected outcome by weighing the facts and circumstances available at the reporting date. If related tax benefits of a transaction are not more likely than not of being sustained upon examination, the Company will accrue a tax liability or reduce a deferred tax asset for the expected tax impact associated with the transaction. Events and circumstances may alter the estimates and assumptions used in the analysis of its income tax positions and, accordingly, the Company's effective tax rate may fluctuate in the future. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. There are no unrecognized tax benefits as of December 31, 2019.

(i)   *Goodwill*

Goodwill represents the excess purchase price over the fair value of identifiable net assets of acquired businesses. Goodwill is tested for impairment on an annual basis and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company reviews goodwill for impairment as of June 30th and at interim periods if indicators of impairment exist.

The Company applies judgment when assessing goodwill for impairment. Accounting Standards Codification (ASC) 350-20-35-3A, *Goodwill Subsequent Measurement-Qualitative Assessment,* provides the option to perform a qualitative assessment to determine whether the quantitative portion of the goodwill impairment testing is necessary. The Company applies the qualitative assessment guidance to determine if the following factors indicate that goodwill is more likely than not impaired: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events, events affecting the reporting unit, and common stock share price. Management applies judgment when weighing the factors most likely to impact fair value.

As of June 30 2019, the Company completed its annual goodwill impairment evaluation and concluded that goodwill was not impaired.

(2)   Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital, as defined, of $15,605,058 which was $15,193,411 in excess of its required net capital of $411,647. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.40 to 1.

(3) Trading Securities

Estimated fair values of trading securities at December 31, 2019 are as follows:

Obligations of U.S. Government agencies	$	2,486,312
Certificates of deposit		150,018
Municipal securities		65,012
Corporate bonds		4,510,608
	$	7,211,950

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Balances at December 31, 2019 were as follows:

Receivables:		
Clearing organization	$	2,783,096
Payables:		
Clearing organization	$	4,750

(5) Premises and Equipment

Premises and equipment, net consist of the following at December 31, 2019:

Furniture and fixtures	$	904,248
Computer equipment and purchased software		1,153,073
Leasehold improvements		72,954
Premises and equipment		2,130,275
Less accumulated depreciation and amortization		(2,007,321)
Premises and equipment, net	$	122,954

(6) Notes Receivable from Employees

Notes receivable from employees represent amounts advanced to new advisors in the form of forgivable notes that are written off over the term of the notes. The amounts are expensed as compensation as the employee performs his service obligation. The original term on the notes receivable from employees range from 3 to 9 years. Interest is imputed on the notes based on a fixed rate tied to prime at the issuance of the note.

(7) Other Receivables

Other receivables consist of the following at December 31, 2019:

Receivables from customers	$	1,508,118
Other receivables		79,455
Total other receivables	$	1,587,573

(8)   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2019 are presented below:

Deferred income tax assets:		
Accrued bonus	$	323,609
Employee benefits		755,636
Restricted stock awards		319,728
Other		6,777
Gross deferred income tax assets		1,405,750
Deferred income tax liabilities:		
Deferred revenues		(44,909)
Excess tax over financial statement depreciation		(12,070)
Accrued stock option expense		(10,625)
Gross deferred income tax liabilities		(67,604)
Net deferred tax assets	$	1,338,146

There was no valuation allowance for deferred tax assets at December 31, 2019. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

Currently, there are no years for which the Parent filed a consolidated federal income tax return that are under examination by the Internal Revenue Service (IRS). Additionally, the Parent is no longer subject to income tax examinations by the IRS for years before 2016, and excluding certain limited exceptions, the Parent is no longer subject to income tax examinations by state and local income tax authorities for years before 2015.

(9)   Line of Credit

Margin Line of Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. The line was not utilized in 2019. There was no balance outstanding on the extension of margin credit as of December 31, 2019.

Line of Credit with Synovus Financial Corp.

As an additional source of financing, the Company established a line of credit with its Parent, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expires on August 21, 2022. The line of credit was not utilized during 2019.

(10) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securitieis sold, not yet purchased was comprised of U.S. Government securities of $1,560,180 as of December 31, 2019. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

(11) Employee Compensation and Benefits

(a) Retirement Plans

For the year ended December 31, 2019, the Company provided a 100% matching contribution on the first 5% of eligible employee 401(k) contributions.

For the year ended December 31, 2019, the Parent had a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions according to the years of service schedule, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions. The restricted share units granted during 2019 contain a service-based vesting period of three years with most awards vesting pro-rata over three years.

(12) Transactions with Affiliates

The Company had cash balances of $2,803,290 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2019.

The Company had amounts due from Synovus of $65,618 as of December 31, 2019 related primarily to a referral and servicing fee arrangement.

The Company pays various management fees to Synovus for such services as human resources, information technology, occupancy, and internal audit. These charges are allocated to the Company based on either headcount or actual usage as applicable and as determined by Synovus.

(13) Commitments

The Company did not have any commitments for the year ended December 31, 2019.

(14) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(15) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

(b) Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities:				
U.S. Government agencies	$ —	2,486,312	—	2,486,312
Certificates of deposit	—	150,018	—	150,018
Municipal securities	—	65,012	—	65,012
Corporate bonds	—	4,510,608	—	4,510,608
Total trading securities	$ —	7,211,950	—	7,211,950
Securities purchased under resale agreements	$ 1,561,875	—	—	1,561,875
Liabilities:				
Securities sold, not yet purchased	$ 1,560,180	—	—	1,560,180

Transfers between levels are recognized as they occur. There were no transfers of financial instruments between the three levels of the fair value hierarchy in 2019.

(c) Financial Disclosures

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2019. The fair value represents management's best estimates based on a range of methodologies and assumptions.

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Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature.

	Carrying value	Estimated fair value
Financial assets:		
Level 1 Measurement:		
Cash and cash equivalents	$ 11,513,238	11,513,238
Securities purchased under resale agreements	1,561,875	1,561,875
Level 2 Measurement:		
Trading securities	7,211,950	7,211,950
Financial liabilities:		
Level 1 Measurement:		
Securities sold, not yet purchased	$ 1,560,180	1,560,180

(16) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2019 through February 28, 2020, which is the date the statement of financial condition was available to be issued.